SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2016

Woori Bank

(Translation of Registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 100-792, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Index

1.	Summary of 2015 Business Report	3

-	For the Woori Bank Audit Reports for Fiscal Year 2015, please refer to the exhibits to the Form 6-K filing furnished to the U.S. Securities and Exchange Commission on March 9, 2016.

Summary of 2015 Business Report

Except where indicated otherwise, financial information contained in this document (including the attached financial statements) has been prepared in accordance with the Korean equivalent of International Financial Reporting Standards (“Korean IFRS”), which differ in certain important respects from generally accepted accounting principles in the United States.

All references to “Woori Bank,” “we,” “us” or the “Bank” are to Woori Bank and, unless the context requires otherwise, its subsidiaries. In addition, all references to “Won” or “KRW” in this document are to the currency of the Republic of Korea.

I.	Introduction of the Bank

1.	Overview of the Bank

a.	History

(1)	Background: Major developments.

March 27, 2001	Became a subsidiary of Woori Finance Holdings Co., Ltd. (“Woori Finance Holdings”)

December 31, 2001	Merged with the spun off banking division of Peace Bank of Korea

January 31, 2002	Transferred the credit card business of Hanvit Bank to Woori Card

May 22, 2003	Awarded Republic of Korea Corporate Image Grand Prize – Grand Prize for CI and First Prize for Knowledge Management

July 31, 2003	Merged with Woori Investment Bank

March 31, 2004	Merged with Woori Credit Card

September 7, 2004	Selected as 2004 Top Bank of Korea by British magazine “The Bankers”

November 4, 2005	Opened the first comprehensive financial office in the financial sector, “Woori Finance Plaza”

May 19, 2006	Established Korea BTL Infrastructure Fund

December 1, 2006	Officially launched Woori Global Markets Asia Limited

November 12, 2007	Established a local legal entity in China, Woori Bank China Ltd.

January 9, 2008	Established a local legal entity in Russia, ZAO Woori Bank

December 16, 2008	Issued 70,000,000 convertible preferred shares (par value KRW 5,000, issue price KRW 10,000)

April 1, 2009	Issued 60,000,000 common shares for increase in capital

April 1, 2009	Selected as “Outstanding Company in Gender Equal Employment” sponsored by the Ministry of Labor

December 15, 2009	Awarded Asian Financial Culture Grand Prize “Top Prize in Community Activities”

March 21, 2010	Woori Bank China Ltd. acquired qualification as a “settlement bank for Renminbi currency in international trade”

April 18, 2011	Woori Smile Microcredit executed an MOU to jointly support microcredit with the Ministry of Land, Transport and Maritime Affairs

August 24, 2011	Internet banking reached 10 million customers

April 25, 2012	Awarded “2012 Top Bank of Korea” by the Asian Banker for two consecutive years

August 30, 2012	Awarded 2012 Asia PB Top Award by Asia Economic Daily

September 25, 2012	Woori Brazil Bank began business

October 11, 2012	Selected as “Top Financial Institution for Anti-Money Laundering”

November 7, 2012	Awarded Grand Prize for the First Awards for Protection of Financial Consumers in 2012 by the Korea Economic Daily

November 29, 2012	Awarded Presidential Award sponsored by the Financial Supervisory Commission for “Anti-Money Laundering”

December 6, 2012	Awarded “2012 Grand Prize for Small Loan Financing”

December 13, 2012	Awarded Grand Prize for “2012 Aju Economy and Finance Award”

January 17, 2013	Awarded Grand Prize for Top Customer Service

March 27, 2013	Awarded Grand Prize for Woori Bank “Two Chairs” PB services for four consecutive years

April 1, 2013	Spun off its credit card business

June 14, 2013	Inaugurated the 48th President of the Bank, concurrently holding the position of the 6th President of Woori Finance Holdings

June 27, 2013	Number 1 in Korean Standard-Service Quality Index (KS-SQI) for three consecutive years

October 4, 2013	Selected by National Pension Fund as “Top Foreign Exchange Bank”

December 19, 2013	Awarded “Grand Prize for Small Loan Finance” sponsored by the FSS

January 3, 2014	Awarded final approval to acquire Indonesia’s Saudara Bank

115th anniversary of the establishment of the Bank

January 9, 2014	Awarded “2014 Grand Award for Customer Service”

February 21, 2014	Awarded Grand Prize for “Republic of Korea Top Bank”

March 26, 2014	The Bank re-selected as “the main bank for the City of Seoul”

March 29, 2014	Hansae Basketball team, the professional women’s basketball team, won the “overall championship for 2013-14”

April 1, 2014	Established business agreement with Ministry of Health and Welfare for promotion of philanthropic culture

April 17, 2014	Woori Short Term National/Public Bond Fund reached KRW 100 billion in commitments

April 24, 2014	Became the First domestic bank to issue Basel III subordinated debt in foreign currency (USD 1 billion)

May 21, 2014	Awarded “Korea’s Top Bank in Money Management” by Asian Banker in 2014

May 29, 2014	Executed business agreement with the Patent Office for promotion of IP finance

June 2, 2014	Executed business agreement with Korea Housing Guarantee Co., Ltd. for dealing and managing “Guaranteed Standard PF Loans”

June 26, 2014	The Bank selected by the Ministry of Trade, Industry and Energy as the exclusive bank for “R&D Project Development”

July 28, 2014	The Bank’s board of directors approves the merger between Woori Finance Holdings and Woori Bank (the “Merger”)

September 30, 2014	The KDIC announced the sale of the controlling stake (30%) in Woori Bank

October 10, 2014	The first Korean bank to issue Yuan-denominated bonds

November 1, 2014	Woori Finance Holdings merged with and into the Bank

November 10, 2014	Opened office in Vladivostok, Russia

December 30, 2014	Inaugurated the 49th President of the Bank, Kwang-Goo Lee

Awarded final approval to merge PT. Bank Woori Indonesia with Saudara Bank

February 26, 2015	PT. Bank Woori Saudara Indonesia officially launched

March 31, 2015	Commemoration of the 100 year partnership between Woori Bank and Seoul Metropolitan Government

May 26, 2015	Launched mobile-only bank, WiBee Bank

WiBee Bank mobile loan products released

August 20, 2015	Launched Woori-Samsung Pay Service

September 19, 2015	Launched first overseas service of WiBee Bank, ‘WiBee Bank Cambodia’

November 29, 2015	K-Bank is selected as the first internet-only bank
(Woori Bank stake 10%)

b.	Affiliated Companies

(1)	Overview of Business Group

1.	Name of business group: Woori Bank

(2)	Affiliated companies within the business group

As of December 31, 2015

Type	Name of Company	Controlling Company	Notes
Company	Woori Bank	Korea Deposit Insurance Corporation	1 company

First Tier Subsidiaries	Woori Card (equity ownership 100.0%)	Woori Bank	16 companies
Woori Investment Bank (equity ownership 58.15%)
Woori FIS (equity ownership 100.0%)
Woori Private Equity (equity ownership 100.0%)
Woori Finance Research Institute (equity ownership 100.0%)
Woori Credit Information (equity ownership 100.0%)
Woori Fund Services (equity ownership 100.0%)
Woori America Bank (equity ownership 100.0%)
Woori Bank China Limited (equity ownership 100.0%)
PT. Bank Woori Saudara Indonesia (equity ownership 74.02%)
ZAO Woori Bank (equity ownership 100.0% - 1 share)
Woori Bank Brasil (equity ownership 100.0% - 1 share)
Woori Global Markets Asia Ltd. (equity ownership 100.0%)
Woori Finance Cambodia (equity ownership 100.0%)
Woori Finance Myanmar (equity ownership 100.0%)
Korea BTL Infrastructure Fund (equity ownership 99.86%)

Second Tier Subsidiaries	Woori Private Equity Fund (equity ownership 2.94%)	Woori Private Equity	3 companies
Woori Blackstone Korea Opportunity Private Equity Fund No.1 (equity ownership 4.95%)
Woori Columbus Private Equity Fund No.1 (equity ownership 1.92%)

*	Listed Companies : Woori Bank, Woori Investment Bank and PT. Bank Woori Saudara Indonesia

2.	Capital Structure (Changes in Capital)

As of December 31, 2015	(units: Won, shares)

Date	Category	Stock Decrease/Increase
		Type	Quantity	Par Value	Issue price	Note
4.1.2013	Capital reduction with compensation	Common	153,797,130	5,000	5,000	Capital reduction due to spin off of credit card business
4.1.2013	Capital reduction with compensation	Preferred	15,469,070	5,000	10,000	Capital reduction due to spin off of credit card business
6.5.2013	Exercise of conversion rights	Common	54,530,930	5,000	10,000	Reduction of preferred shares due to exercise of rights to convert convertible preferred shares
6.5.2013	Exercise of conversion rights	Preferred	54,530,930	5,000	10,000	Increase in common shares due to exercise of rights to convert convertible preferred shares
11.3.2014	—	Common	596,690,380	5,000	5,000	Capital reduction due to the merger with Woori Finance Holdings
11.3.2014	—	Common	676,278,371	5,000	5,000	Increase in common shares (new issuance of shares) due to the merger with Woori Finance Holdings
10.2.2015	—	Common	278,371	5,000	—	Retirement of shares*

*	On October 2, 2015, 278,371 shares were retired and the total number of shares issued changed to 676,00,000 shares. There was no decrease to Woori Bank’s capital as the number of outstanding shares remains the same.

[Related Disclosure : Report on Form 6-K submitted by Woori Bank on September 30, 2015, entitled “Decision to Terminate Trust Agreement for Acquisition of Treasury Shares”]

3.	Total Number of Authorized Shares

As of December 31, 2015	(unit: shares)

Items	Type
	Common Shares	Total
Total number of shares authorized	5,000,000,000	5,000,000,000
Total number of shares issued to date	676,000,000	676,000,000
Number of treasury shares	2,728,774	2,728,774
Number of outstanding shares	673,271,226	673,271,226

*	Upon consummation of the merger with Woori Finance Holdings, 596,690,380 shares of the Bank were cancelled and 676,278,371 shares were newly issued according to the merger ratio.
*	On September 30, 2015 Woori Bank terminated its trust agreement and acquired 2,913,155 treasury shares which were deposited into Woori Bank’s treasury share account. On October 2, 2015, 278,371 of such acquired shares were retired.

[Related Disclosure : Report on Form 6-K submitted by Woori Bank on September 30, 2015, entitled “Decision to Terminate Trust Agreement for Acquisition of Treasury Shares”]

4.	Voting Rights

As of December 31, 2015	(unit: shares)

Items		Number of stock	Notes
Total number of shares issued	Common Shares	676,000,000	—
	Preferred Shares	—	—
Number of shares without voting rights	Common Shares	2,728,774	—
	Preferred Shares	—	—
Number of shares for which voting rights are excluded pursuant to the articles of incorporation	—	—	—
Number of shares for which voting rights are limited by law	—	—	—
Number of shares for which voting rights have been restored	—	—	—
Number of shares for which voting rights may be exercised	Common Shares	673,271,226	—
	Preferred Shares	—	—

5.	Dividend Information

Items		2015	2014	2013
Par value per share (Won)		5,000	5,000	5,000
Net profit (Millions of Won)		1,059,157	1,213,980	(537,688)
Earnings per share (Won)		1,301	1,621	(704)
Total cash dividends (Millions of Won)		336,636	336,636	—
Total stock dividends (Millions of Won)		—	—	—
Cash dividend payout ratio (%)		31.8	27.7	—
Cash dividend yield (%)	Common Shares	5.5	4.6	—
	Preferred Shares	—	—	—
Stock dividend yield (%)	Common Shares	—	—	—
	Preferred Shares	—	—	—
Cash dividend per share (Won)	Common Shares	500	500	—
	Preferred Shares	—	—	—
Stock dividend per share (Won)	Common Shares	—	—	—
	Preferred Shares	—	—	—

*	Based on K-IFRS consolidated financial statements
*	2013 figures were revised to conform to the consolidated financial statements of Woori Finance Holdings (to reflect the accounting effect of the merger of Woori Finance Holdings with and into Woori Bank in 2014).
*	2015 figures include the interim dividend amount

II.	Business Overview

1.	Results of Operations

As of December 31, 2015	(unit: in 100 millions of Won)

Type	2015	2014	2013
Operating income	13,516	8,977	2,396
Non-operating income	3,140	1,871	1,753
Non-operating expenses	2,136	2,505	1,272
Ordinary profits	14,519	8,344	2,877
Income from continuing operations before income tax	14,519	8,344	2,877
Income tax expense from continuing operations	3,766	2,882	351
Income from discontinued operations	0	6,618	(9,660)
Net income	10,754	12,080	(7,134)

*	Based on K- IFRS consolidated financial statements
*	2013 figures were revised to conform to the consolidated financial statements of Woori Finance Holdings (to reflect the accounting effect of the merger of Woori Finance Holdings with and into Woori Bank in 2014).

2.	Business Performance by Operation

a.	Deposit Services

As of December 31, 2015	(unit: in millions of Won)

Type		2015	2014	2013
Deposits received in local currency	Demand deposits	9,728,839	10,090,773	11,690,841
	Money trusts	1,304,268	1,281,539	1,236,844
	Fixed deposits	175,598,522	161,697,250	146,131,999
	Mutual funds	40,888	46,072	53,189
	CDs	2,435,087	740,090	3,297,551
	Other deposits received	922,749	762,896	690,908
Deposits received in foreign currencies		19,129,214	13,902,989	12,264,621
Present value discount		(17,739)	(5,143)	(42,309)
Total		209,141,826	188,516,465	175,323,644

*	Based on K- IFRS consolidated financial statements
*	2013 figures were revised to conform to the consolidated financial statements of Woori Finance Holdings (to reflect the accounting effect of the merger of Woori Finance Holdings with and into Woori Bank in 2014).

b.	Loan Services

(a)	Balances of Loans by Type

As of December 31, 2015	(unit: in millions of Won)

Type	2015	2014	2013
Loans in local currency	185,154,851	167,261,591	156,027,839
Loans in foreign currencies	17,910,253	16,993,065	14,955,260
Guarantee payments	44,242	52,619	54,645
Total	203,109,346	184,307,275	171,037,744

*	Based on K- IFRS consolidated financial statements
*	2013 figures were revised to conform to the consolidated financial statements of Woori Finance Holdings (to reflect the accounting effect of the merger of Woori Finance Holdings with and into Woori Bank in 2014).

(b)	Loans by Purpose of Funds

As of December 31, 2015	(unit: in millions of Won)

Type		2015	2014	2013
Corporate loans	Working capital loans	50,646,880	48,919,570	50,451,576
	Facilities loans	32,858,237	28,475,804	25,435,589
Household loans		51,606,328	50,392,130	50,803,009
Public and other loans	Working capital loans	2,585,869	3,894,210	3,896,531
	Facilities loans	1,741,230	1,767,074	1,809,958
Mortgage loans		44,812,233	32,652,798	22,341,149
Inter-bank loans		834,301	1,080,971	1,227,289
Other loans		69,771	79,032	62,738
Total		185,154,851	167,261,591	156,027,839

*	Balance of loans in local currency based on K- IFRS consolidated financial statements
*	2013 figures were revised to conform to the consolidated financial statements of Woori Finance Holdings (to reflect the accounting effect of the merger of Woori Finance Holdings with and into Woori Bank in 2014).

(c)	Loan-to-deposit ratio

(unit: in 100 millions of Won, %)

Type	2015	2014	2013
Loans in local currency	1,857,984	1,684,250	1,562,184
Deposits received in local currency (excluding CDs)	1,846,329	1,728,557	1,574,741
Ratio	98.83	97.13	99.20

*	Loan-to-deposit ratio 2013= Average monthly balance of loans in local currency / Average monthly balance of deposits received in local currency (excluding CDs).
*	Loan-to-deposit ratio 2014 & 2015 = (Average monthly balance of loans in local currency – Average monthly balance of policy loans) / (Average balance of deposits received in local currency (excluding CDs) + Covered bonds issued with over 5 year maturities)

c.	Guarantees

As of December 31, 2015	(unit: in millions of Won)

Type	2015	2014	2013
Confirmed guarantees	9,069,247	9,274,450	9,806,803
Unconfirmed guarantees	6,631,055	6,539,629	7,546,192
Commercial paper purchase commitments and others	1,615,141	2,213,840	5,447,858
Total	17,315,443	18,027,919	22,800,853

*	Based on K- IFRS consolidated financial statements
*	2013 figures were revised to conform to the consolidated financial statements of Woori Finance Holdings (to reflect the accounting effect of the merger of Woori Finance Holdings with and into Woori Bank in 2014).

d.	Securities Investment

As of December 31, 2015	(unit: in millions of Won)

Type	2015	2014	2013
Securities at fair value through profit or loss	2,717,276	2,428,897	2,612,467
Available-for-sale financial assets	17,170,592	18,810,845	17,085,448
Held-to-maturity financial assets	13,621,640	13,044,448	12,038,820
Investments in associates	643,861	648,436	617,570
Total	34,153,369	34,932,626	32,354,305

*	Based on K- IFRS consolidated financial statements
*	2013 figures were revised to conform to the consolidated financial statements of Woori Finance Holdings (to reflect the accounting effect of the merger of Woori Finance Holdings with and into Woori Bank in 2014).

e.	Trust Business

As of December 31, 2015	(unit: in millions of Won)

Type	2015		2014		2013
	Trust Funds	Trust Fees	Trust Funds	Trust Fees	Trust Funds	Trust Fees
Money trust	23,980,475	49,973	19,551,616	40,748	17,155,494	35,401
Property trust	9,354,003	1,323	10,355,167	1,066	9,853,775	790
Total	33,334,478	51,296	29,906,783	41,814	27,009,269	36,191

*	Trust funds indicate average balances.

3.	Funding Sources and Use of Funds

a.	Sources of Funds

[Bank Accounts]

(Unit: in millions of Won, %)

Classification	Funding Source	2015			2014			2013
		Average Balance	Interest Rate	Proportion	Average Balance	Interest Rate	Proportion	Average Balance	Interest Rate	Proportion
Local currency funds	Deposits received in local currency	169,919,620	1.70	64.76	157,994,039	2.22	66.89	146,162,283	2.51	65.13
	Certificates of deposit	1,879,832	1.92	0.72	1,983,619	2.71	0.84	2,316,413	2.80	1.03
	Borrowings in local currency	6,689,135	1.77	2.55	5,675,238	2.31	2.40	4,696,737	2.28	2.09
	Call money in local currency	1,370,253	1.62	0.52	984,378	2.28	0.42	1,207,035	2.56	0.54
	Others	18,944,493	2.95	7.22	15,925,666	3.69	6.74	15,394,073	4.20	6.86
	Subtotal	198,803,334	1.82	75.77	182,562,940	2.36	77.29	169,776,541	2.66	75.65
Foreign currency funds	Deposits received in foreign currencies	11,568,322	0.44	4.41	7,973,812	0.44	3.38	7,280,806	0.49	3.24
	Borrowings in foreign currencies	9,245,073	0.53	3.52	6,357,072	0.50	2.69	7,477,963	0.66	3.33

Classification	Funding Source	2015			2014			2013
		Average Balance	Interest Rate	Proportion	Average Balance	Interest Rate	Proportion	Average Balance	Interest Rate	Proportion
	Call money in foreign currencies	1,199,484	0.53	0.46	1,242,371	0.54	0.53	449,726	0.77	0.20
	Debentures in foreign currencies	4,851,289	2.72	1.85	5,559,305	3.51	2.35	5,252,757	4.01	2.34
	Others	650,409	0.66	0.25	918,010	1.03	0.39	1,231,130	1.47	0.55
	Subtotal	27,514,577	0.88	10.49	22,050,569	1.26	9.34	21,692,382	1.46	9.67
Other	Total capital	18,501,137	—	7.05	18,225,902		7.72	18,391,558		8.20
	Provisions	640,666	—	0.24	594,945		0.25	654,036		0.29
	Others	16,907,843	—	6.44	12,779,094		5.41	13,908,781		6.20
	Subtotal	36,049,647	—	13.74	31,599,941		13.38	32,954,375		14.68
Total		262,367,557	1.47	100.00	236,213,449	1.94	100.00	224,423,298	2.15	100.00

*	Based on K-IFRS separate financial statements

[Trust Accounts]

(Unit: in millions of Won, %)

Type	Funding Source	2015			2014			2013
		Average Balance	Interest Rate	Share	Average Balance	Interest Rate	Share	Average Balance	Interest Rate	Share
Cost	Money trusts	23,980,475	1.88	71.71	19,551,616	2.50	65.18	17,155,494	2.83	63.35
	Borrowings	—	—	—	—	—	—	—	—	—
	Subtotal	23,980,475	1.88	71.71	19,551,616	2.50	65.18	17,155,494	2.83	63.35
Non-cost	Property trusts	9,354,003		27.97	10,355,167	—	34.52	9,853,775	—	36.38
	Special reserves	37,989		0.11	37,195	—	0.12	37,167	—	0.14
	Other	70,265		0.21	50,659	—	0.17	35,487	—	0.13
	Subtotal	9,462,257		28.29	10,443,021	—	34.82	9,926,429	—	36.65
Total		33,442,732		100.00	29,994,637		100.00	27,081,923		100.00

b.	Fund Management Performance

[Bank Accounts]

(Unit: in millions of Won, %)

Type	Managed Item	2015			2014			2013
		Average Balance	Interest Rate	Share	Average Balance	Interest Rate	Share	Average Balance	Interest Rate	Share
Funds in local currency	Deposits in local currency	2,580,842	1.72	0.98	2,670,185	2.37	1.13	2,913,038	2.59	1.30
	Marketable securities in local currency	32,994,958	2.79	12.58	31,496,840	3.40	13.33	30,285,861	3.17	13.50
	Loans in local currency	176,631,188	3.42	67.32	161,296,709	4.18	68.28	149,019,789	4.62	66.40
	Guarantee payments	64,533	1.89	0.02	69,099	4.27	0.03	140,958	3.06	0.06
	Call loans in local currency	2,083,053	1.64	0.79	2,186,891	2.32	0.93	2,037,985	2.62	0.91
	Private placed ponds	280,702	5.98	0.11	470,988	4.12	0.20	595,478	8.00	0.26
	Credit card receivables	—	—	0.00	6	—	0.00	1,024,468	21.67	0.46
	Other	4,313,781	2.61	1.64	3,967,556	3.50	1.68	3,992,330	3.86	1.78
	Bad debt expense in local currency (-)	(2,482,955)	—	(0.95)	(3,073,009)	—	(1.30)	(3,202,673)	—	(1.43)
	Subtotal	216,466,103	3.31	82.50	199,085,264	4.06	84.28	186,807,234	4.50	83.24
Funds in foreign currencies	Deposits in foreign currencies	2,872,735	0.28	1.09	2,044,084	0.47	0.87	1,452,047	0.33	0.65
	Marketable securities in foreign currencies	1,375,146	1.51	0.52	1,073,932	0.85	0.45	972,378	2.85	0.43
	Loans in foreign currencies	14,206,736	1.65	5.41	12,364,024	1.71	5.23	12,393,208	2.13	5.52

Type	Managed Item	2015			2014			2013
		Average Balance	Interest Rate	Share	Average Balance	Interest Rate	Share	Average Balance	Interest Rate	Share
	Call loans in foreign currencies	2,040,819	0.59	0.78	1,347,232	0.94	0.57	1,688,820	0.76	0.75
	Bills bought	6,899,811	1.38	2.63	5,425,038	1.40	2.30	5,054,080	1.66	2.25
	Other	17,047	6.96	0.01	19,509	6.36	0.01	39,732	7.55	0.02
	Bad debt expense in foreign currencies (-)	(191,224)	—	(0.07)	(239,896)	—	(0.10)	(300,758)	—	(0.13)
	Subtotal	27,221,069	1.37	10.38	22,033,923	1.46	9.33	21,299,507	1.86	9.49
Other	Cash	1,116,715	—	0.43	1,076,521	—	0.46	993,256	—	0.44
	Property and equipment for business purposes	2,328,130	—	0.89	2,358,135	—	1.00	2,367,010	—	1.06
	Other	15,235,540	—	5.81	11,659,606	—	4.94	12,956,291	—	5.77
	Subtotal	18,680,385	—	7.12	15,094,262	—	6.39	16,316,557	—	7.27
Total		262,367,557	2.87	100.00	236,213,449	3.56	100.00	224,423,298	3.92	100.00

*	Based on K-IFRS separate financial statements

[Trust Accounts]

(Unit: in millions of Won, %)

Type	Managed Item	2015			2014			2013
		Average Balance	Interest Rate	Share	Average Balance	Interest Rate	Share	Average Balance	Interest Rate	Share
Profit	Loans	19,482	4.05	0.06	24,201	3.61	0.08	43,964	6.77	0.16
	Securities	3,470,064	(0.57)	10.38	3,189,405	3.34	10.63	2,813,363	2.11	10.39
	Other	21,231,787	2.00	63.49	17,055,060	3.61	56.86	14,799,716	3.17	54.64
	Reserves for bond ratings (-)	(68)	—	0.00	(101)	0.00	(0.00)	(122)	—	(0.00)
	Present value discount (-)	(414)	—	0.00	(663)	0.00	(0.00)	(959)	—	(0.00)
	Subtotal	24,720,851	1.64	73.92	20,267,903	3.57	67.57	17,655,962	3.01	65.19
Non-profit	Subtotal	8,721,881	—	26.08	9,726,735	—	32.43	9,425,961	—	34.81
Total		33,442,732	—	100.00	29,994,637	—	100.00	27,081,923	—	100.00

4.	Other Information Necessary for Making Investment Decisions

a.	Selected Ratios

BIS Capital Adequacy Ratios

(unit: in 100 millions of Won)

Type	2015	2014	2013
Equity capital (A)	210,514	208,577	261,388
Risk weighted assets (B)	1,540,709	1,463,230	2,009,778
Capital adequacy ratio (A/B)	13.66	14.25	13.01

*	Based on Basel III standards
*	Based on K-IFRS consolidated financial statements
*	2013 figures were revised to conform to the consolidated financial statements of Woori Finance Holdings (to reflect the accounting effect of the merger of Woori Finance Holdings with and into Woori Bank in 2014).
*	The 2015 figures change (equity capital to 209,581, risk weighted assets to 1,383,075, capital adequacy ratio to 15.15%) when excluding the five subsidiaries that were newly included after the merger with Woori Finance Holdings.

Liquidity Ratios

(unit: %)

Type		2015	2014	2013
Liquidity coverage ratio/local currency liquidity ratio (*)		106.67	123.10	120.75
Foreign currency liquidity ratio	Before application of weight of securitization	130.30	130.29	133.55
	After application of weight of securitization	120.71	121.29	125.86
Ratio of business purpose premises and equipment		14.37	14.57	14.73

*	2015: Liquidity coverage ratio based on K-IFRS consolidated financial statements,

2013 and 2014 : Local currency liquidity ratio based on K-IFRS separate financial statements

b.	Asset Quality

(unit: in 100 millions of Won)

Type		2015	2014	2013
Total loans	Total	2,108,424	1,919,086	1,791,750
	Corporate	1,185,857	1,124,815	1,083,582
	Household	922,567	794,271	708,168
Sub-standard and below loans Sub-standard and below loan ratio	Total	31,009	40,216	53,592
		1.47%	2.10%	2.99%
	Corporate	27,701	35,482	49,054
		2.34%	3.15%	4.53%
	Household	3,308	4,734	4,538
		0.36%	0.60%	0.64%
Delinquency ratio	Based on total loans (after seasonal adjustment)	0.82%	0.88%	1.14%
		(0.93%)	(1.02%)	(1.41%)
	Based on corporate loans (after seasonal adjustment)	1.39%	1.23%	1.50%
		(1.57%)	(1.48%)	(1.97%)
	Based on household loans (after seasonal adjustment)	0.39%	0.65%	0.90%
		(0.43%)	(0.76%)	(1.10%)

*	Based on K-IFRS separate financial statements
*	Credit card receivables were transferred to Woori Card due to the spin off of the credit card business segment (spin off date: April 1, 2013).
*	The sub-standard and below loan ratio excluding the four shipbuilders are 1.24% for 2015, 1.62% for 2014, and 2.31% for 2013.

c.	Recent Developments

On November 1, 2014, the Bank merged with its holding company, Woori Finance Holdings, according to the resolution of the board of directors on July 28, 2014, to maximize the possibility of a successful privatization. New shares of the Bank, the surviving entity, were allotted and delivered to the shareholders of Woori Finance Holdings based on a 1:1.00000000 ratio.

Upon the consummation of the merger, 596,690,380 shares of the Bank were cancelled and 676,278,371 new shares were issued.

The major terms of the Merger are as follows:

Item	Details
Method of Merger	Merger of parent company with and into wholly-owned subsidiary
Merging entities	Woori Bank (surviving entity)
Woori Finance Holdings (non-surviving entity)
New shares issued in Merger	676,278,371 common shares
Schedule of the Merger	Date of the Merger	November 1, 2014
	Date of registration of Merger	November 3, 2014
	Delivery of share certificates	November 18, 2014
	Date of new listing of shares	November 19, 2014

III.	Financial Information

1.	Condensed Financial Statements (Consolidated)

Summary Consolidated Statement of Financial Position

(The Bank and its Consolidated Subsidiaries)	(unit: in millions of Won)

Classification	2015	2014	2013
ASSETS
Cash and cash equivalents	6,644,055	5,962,861	5,477,649
Financial assets at fair value through profit or loss	5,132,657	4,554,180	4,806,197
Available-for-sale financial assets	17,170,592	18,810,845	17,085,448
Held-to-maturity financial assets	13,621,640	13,044,448	12,038,820
Loans and receivables	244,842,062	223,370,135	211,912,373
Investments in joint ventures and associates	643,861	648,436	617,570
Investment properties	351,496	357,550	340,620
Premises and equipment	2,471,206	2,501,102	2,536,441
Intangible assets and goodwill	419,806	295,728	268,926
Assets held for sale	17,904	8,013	587
Current tax assets	6,782	4,845	143,101
Deferred tax assets	210,597	257,858	155,256
Derivative assets	183,128	196,061	131,410
Other assets	143,286	145,157	178,886
Disposal group held for sale	—	—	34,684,805
Disposal group held for distribution to owners	—	—	50,312,293
Total assets	291,859,072	270,157,219	340,690,382
LIABILITIES
Financial liabilities at fair value through profit or loss	3,460,561	2,675,354	2,507,248
Deposits due to customers	209,141,826	188,516,465	175,323,644
Borrowings	20,033,917	17,707,595	18,231,511
Debentures	21,898,859	24,795,904	21,677,674
Provisions	516,601	692,009	684,799
Net defined benefit liability	99,691	75,591	71,602
Current tax liabilities	108,943	298,762	9,980
Deferred tax liabilities	19,379	21,757	49,105
Derivative liabilities	—	—	1,785
Other financial liabilities	16,964,206	16,889,687	19,914,947
Other liabilities	305,174	390,670	411,278
Liabilities directly associated with disposal group held for sale	—	—	32,047,626
Liabilities directly associated with disposal group held for distribution to owners	—	—	46,882,414
Total liabilities	272,549,157	252,063,794	317,813,613
EQUITY
Owners’ equity:	19,188,472	17,983,501	17,847,633
Capital stock	3,381,392	3,381,392	4,030,077
Hybrid securities	3,334,002	2,538,823	498,407
Capital surplus	294,259	291,066	176,502
Other equity	(1,547,303)	(2,393,138)	(35,367)
Retained earnings	13,726,122	14,165,358	13,112,690
Equity directly associated with disposal group held for sale	—	—	29,820
Equity directly associated with disposal group held for distribution to owners	—	—	35,504
Non-controlling interests	121,443	109,924	5,029,136
Total equity	19,309,915	18,093,425	22,876,769
Total liabilities and equity	291,859,072	270,157,219	340,690,382
Number of Consolidated Subsidiaries	71	78	173

*	2013 figures are from the FY 2013 consolidated financial statements of Woori Finance Holdings as there was no change in the merged entity on a consolidated basis.

Summary Consolidated Statement of Comprehensive Income

(The Bank and its Consolidated Subsidiaries)	(unit: in millions of Won, except per share amounts)

Classification	2015	2014	2013
OPERATING INCOME:	1,351,586	897,708	239,567
Net interest income	4,761,900	4,493,018	4,492,022
Net fees and commissions income	976,796	917,015	926,501
Dividend income	102,923	96,812	87,641
Gain on financial instruments at fair value through profit or loss	240,342	189,912	123,900
Gain on available-for-sale financial assets	(3,281)	(68,924)	(85,242)
Impairment losses due to credit loss	(966,646)	(1,096,940)	(2,277,260)
General and administrative expenses	(3,150,387)	(2,958,919)	(2,902,172)
Other net operating income (expenses)	(610,061)	(674,266)	(125,823)
Non-operating income	100,360	(63,313)	48,100
Net income before income tax expense from continuing operations	1,451,946	834,395	287,667
Income tax expense from continuing operations	376,554	288,195	35,096
Net income from continuing operations	1,075,392	546,200	252,571
Net income from discontinued operations	—	661,769	(966,006)
Net income	1,075,392	1,207,969	(713,435)
Net income attributable to owners	1,059,157	1,213,980	(537,688)
Profit from continuing operations	1,059,157	435,289	162,011
Profit from discontinued operations	—	778,691	(699,699)
Net income attributable to the non-controlling interests	16,235	(6,011)	(175,747)
Profit from continuing operations	16,235	110,911	90,560
Profit from discontinued operations	—	(116,922)	(266,307)
Other comprehensive income (loss), net of tax	31,162	(107,597)	(110,347)
Items that will not be reclassified to profit or loss	(78,267)	(51,650)	9,217
Items that may be reclassified to profit or loss	109,429	(55,947)	(119,564)
Total comprehensive income	1,106,554	1,100,372	(823,782)
Comprehensive income attributable to the owners	1,094,870	1,192,191	(623,695)
Comprehensive income attributable to non-controlling interests	11,684	(91,819)	(200,087)
NET INCOME PER SHARE:
Continuing and discontinued operations
Basic earnings per common share	1,301	1,621	(704)
Diluted earnings per common share	1,301	1,621	(704)
Continuing operations
Basic earnings per common share	1,301	536	165
Diluted earnings per common share	1,301	536	165

*	2014 and 2013 figures are from the FY 2014 and FY 2013 consolidated financial statements of Woori Finance Holdings as there was no change in the merged entity on a consolidated basis.

2.	Condensed Financial Statements (Separate)

Summary Statement of Financial Position

(The Bank)	(unit: in millions of Won)

Classification	2015	2014	2013
ASSETS
Cash and cash equivalents	5,440,326	4,668,916	4,694,201
Financial assets at fair value through profit or loss	3,569,625	3,097,309	3,353,936
Available-for-sale financial assets	15,869,654	17,791,224	16,499,175
Held-to-maturity financial assets	13,527,452	12,989,894	12,016,870
Loans and receivables	231,083,160	210,640,380	201,836,689
Investments in subsidiaries and associates	3,730,247	3,619,036	2,109,453
Investment properties	344,892	350,785	333,693
Premises and equipment	2,341,506	2,348,450	2,353,831
Intangible assets	187,520	43,186	69,994
Assets held for sale	17,904	6,837	587
Current tax assets	—	1,058	134,691
Deferred tax assets	172,368	193,453	—
Derivative assets	183,128	196,061	131,410
Other assets	109,126	124,712	151,636
Total assets	276,576,908	256,071,301	243,686,166
LIABILITIES
Financial liabilities at fair value through profit or loss	3,448,180	2,670,358	2,630,421
Deposits due to customers	201,353,128	181,288,444	169,870,194
Borrowings	18,760,947	16,139,529	16,711,669
Debentures	17,259,749	20,998,041	16,035,967
Provisions	467,887	667,286	641,459
Net defined benefit liability	45,678	43,381	36,577
Current tax liabilities	77,190	261,228	8,552
Deferred tax liabilities	—	—	35,108
Derivative liabilities	—	—	1,785
Other financial liabilities	16,111,469	15,857,059	19,162,494
Other liabilities	163,362	289,570	297,895
Total liabilities	257,687,590	238,214,896	225,432,121
EQUITY
Capital stock	3,381,392	3,381,392	2,983,452
Hybrid securities	3,334,002	2,538,823	2,380,797
Capital surplus	269,533	269,533	732,538
Other equity	106,016	(695,522)	143,825
Retained earnings	11,798,375	12,362,179	12,013,433
Total equity	18,889,318	17,856,405	18,254,045
Total liabilities and equity	276,576,908	256,071,301	243,686,166

Summary Statement of Comprehensive Income

(The Bank)	(unit: in millions of Won, except per share amounts)

Classification	2015	2014	2013
OPERATING INCOME:	1,090,372	870,894	344,923
Net interest income	4,052,479	4,090,778	4,190,476
Net fees and commissions income	856,343	795,292	789,881
Dividend income	169,009	183,452	83,202
Gain on financial instruments at fair value through profit or loss	220,282	169,537	148,476
Gain on available-for-sale financial assets	(7,960)	(92,379)	(61,525)
Impairment losses due to credit loss	(766,169)	(928,492)	(2,084,365)
General and administrative expenses	(2,846,490)	(2,655,157)	(2,551,622)
Other net non operating income (expenses)	(587,122)	(692,137)	(169,600)
Non-operating income	144,635	(27,915)	93,627
Net income before income tax expense	1,235,007	842,979	438,550
Income tax expense	300,418	196,681	73,693
Net income from continuing operations	934,589	646,298	364,857
Net income from discontinued operations	—	—	29,476
Net income	934,589	646,298	394,333
Other comprehensive income (loss), net of tax	(8,583)	4,887	11,575
Items that will not be reclassified to profit or loss	(73,591)	(58,468)	6,671
Items that may be reclassified to profit or loss	65,008	63,355	4,904
Total comprehensive income	926,006	651,185	405,908
NET INCOME PER SHARE:
Continuing and discontinued operations
Basic earnings per common share	1,116	842	423
Diluted earnings per common share	1,116	842	405
Continuing operations
Basic earnings per common share	1,116	842	374
Diluted earnings per common share	1,116	842	358

IV.	Independent Auditor’s Opinion

1.	Independent Auditor’s Opinion

	2015	2014	2013
Auditor	Deloitte Anjin LLC	Deloitte Anjin LLC	Deloitte Anjin LLC
Auditor’s Opinion	(1)	Unqualified Opinion	Unqualified Opinion

(1)	In itsaudit report attached to this report, Deloitte Anjin LLC has stated that nothing had come to their attention that caused them to believe that the accompanying consolidated and separate financial statements of the Bank as of December 31, 2014 and December 31, 2015 do not present fairly in all material respects, the financial position of Woori Bank as of December 31, 2014 and December 31,2015 in accordance with Korean IFRS.

2.	Compensation to the Independent Auditor for the Past Three Years

a.	Audit Services

(units: in millions of Won, hours)

Term	Auditor	Description	Fee	Total Time
	Deloitte Anjin LLC	Closing audit	KRW 1,516 million	7,659 hours
		Interim audit (including internal accounting management system)		4,350 hours
2015		3Q review		3,785 hours
		1H review		3,836 hours
		1Q review		3,778 hours
	Deloitte Anjin LLC	Closing audit	KRW 1,280 million	7,681 hours
		Interim audit (including internal accounting management system)		4,160 hours
2014		3Q review		3,450 hours
		1H review		3,256 hours
		1Q review		3,143 hours
	Deloitte Anjin LLC	Closing audit	KRW 1,280 million	6,446 hours
		Interim audit (including internal accounting management system)		4,087 hours
2013		3Q review		3,397 hours
		1H review		3,066 hours
		1Q review		3,066 hours

b.	Non-Audit Services

Term	Date of Execution of Agreement	Description of Service	Service Term	Fees
2015	5.14.2014	Review of Japanese F/S related to Samurai bonds	5.2015 and 9.2015	KRW 74 million
	5.14.2014	Issuance of GMTN-related comfort letter	5.2015	USD 110,000
	4.03.2015	Tax adjustment	Each quarter and end of term	KRW 110 million
	4.03.2015	PCAOB and SOX Auditing	5.1.2015~4.30.2016	KRW 1,094 million
	1.05.2015	Issuance of GMTN-related comfort letter	1.2015	USD 60,000
2014	9.30.2014	Review of Japanese F/S related to Samurai bonds	9.2014	KRW 28 million
	4.30.2014	Tax adjustment	Each quarter and end of term	KRW 105 million
	4.17.2014	Issuance of GMTN-related comfort letter	4~5.2014	USD 110,000
2013	8.30.2013	GMTN update and issuance	9.2013	KRW 146 million
	8.30.2013	Samurai bond update	9.2013	KRW 28 million
	3.31.2013	Tax adjustment	Each quarter and end of term	KRW 110 million
	1.30.2013	Samurai bond-related comfort letter	1.2013	KRW 128 million

V.	Corporate Governance and Affiliated Companies

1.	About the Board of Directors

a.	Composition of the Board of Directors

The board of directors consists of standing directors, outside directors and non-standing directors.

b.	Committees under the Board of Directors

We currently have the following management committees serving under the board of directors:

(a)	Board of Directors Management Committee

(b)	Risk Management Committee

(c)	Compensation Committee

(d)	Committee for Recommending Audit Committee Member Candidates

(e)	Committee for Recommending Outside Director Candidates

(f)	Audit Committee

(g)	Committee for Recommending Officer Candidates

As of December 31, 2015

Name of Committee	Composition	Names of Members
Board of directors management committee	One standing director, Six outside directors

Kwang-Goo Lee (standing director)

Il-Hwa Hong (outside director)

Hesuk Chun (outside director)

Han-Gi Jung (outside director)

Sang-Keun Oh (outside director)

Kang-Shik Choi (outside director)

Sungsoo Koh (outside director)

Risk management committee	Three outside directors	Han-Gi Jung (outside director) Il-Hwa Hong (outside director) Sang-Keun Oh (outside director)

Compensation committee	Five outside directors	Il-Hwa Hong (outside director) Hesuk Chun (outside director) Sang-Keun Oh (outside director) Kang-Shik Choi (outside director) Sungsoo Koh (outside director)

Committee for recommending audit committee member candidates	Six outside directors	Il-Hwa Hong (outside director) Hesuk Chun (outside director) Han-Gi Jung (outside director) Sang-Keun Oh (outside director) Kang-Shik Choi (outside director) Sungsoo Koh (outside director)

Name of Committee	Composition	Names of Members
Committee for recommending outside director candidates	One standing director Six outside directors

Kwang-Goo Lee (standing director)

Il-Hwa Hong (outside director)

Hesuk Chun (outside director)

Han-Gi Jung (outside director)

Sang-Keun Oh (outside director)

Kang-Shik Choi (outside director)

Sungsoo Koh (outside director)

Committee for recommending officer candidates	Four outside directors One shareholder representative* Three outside experts**	Il-Hwa Hong (outside director) Han-Gi Jung (outside director) Sang-Keun Oh (outside director) Kang-Shik Choi (outside director)

Audit Committee	Three outside directors One standing director,	Kang-Shik Choi (outside director) Hesuk Chun (outside director) Sungsoo Koh (outside director) Soo-Kyung Chung (standing director)

*	The shareholder representative must be on the shareholders’ register as of the applicable record date, which is the record date of the shareholders’ meeting at which the appointment of directors is approved, and is appointed at the meeting of the Committee for Recommending Officer Candidates.
**	Outside experts are influential members of society, such as business professionals and financial specialists, appointed by the Board of Directors at least 30 days prior to the notice to convene the shareholders’ meeting to appoint the chief executive officer.

2.	Affiliated Companies (as of December 31, 2015)

Woori Bank
Woori Card
Woori Investment Bank
Woori FIS
Woori Finance Research Institute
Woori Credit Information
Woori Fund Services
Woori Private Equity
Woori Private Equity Fund
Woori Blackstone Korea Opportunity Private Equity Fund No.1
Woori Columbus Private Equity Fund No. 1
Korea BTL Infrastructure Fund
Woori America Bank
Woori Bank China Ltd.
PT Bank Woori Saudara Indonesia
ZAO Woori Bank
Woori Bank Brasil
Woori Global Markets Asia Ltd.
Woori Finance Cambodia
Woori Finance Myanmar

VI.	Shareholder Information

1.	Share Distribution

a.	Share Information of the Largest Shareholder and Specially Related Parties

As of December 31, 2015	(units: shares, %)

Name	Relation	Type	Shares Held					Notes
			Beginning balance		Ending balance
			Stock	Share	Stock	Share
Korea Deposit Insurance Corporation	Largest S/H	Common	345,142,556	51.04	345,142,556	51.06
Total		Common	345,142,556	51.04	345,142,556	51.06	*
		Others	—	—	—	—

*	The total number of shares issued changed due to the retirement of shares on October 2, 2015.

b.	Changes in the largest shareholder

As of December 31, 2015	(units: shares, %)

Change of Date	Largest Shareholder	Stock Held	Share	Notes
January 1, 2014	Woori Finance Holdings	596,690,380	100.00
November 1, 2014	Korea Deposit Insurance Corporation	385,285,578	56.79	Merger date of Woori Finance Holdings and Woori Bank
December 8, 2014	Korea Deposit Insurance Corporation	345,142,556	51.04	Sale of stake
October 2, 2015	Korea Deposit Insurance Corporation	345,142,556	51.06	Change in the share ownership ratio due to the retirement of shares

c.	Share Ownership of More Than 5%

As of December 31, 2015		(units: shares, %)

No.	Name	Shares		Notes
		No. of shares	Percentage of shareholding
1	Korea Deposit Insurance Corporation	345,142,556	51.06
Employee Stock Ownership Association		28,978,254	4.29

d.	Minority Shareholders

As of December 31, 2015

Items	Number of shareholders	Ratio(%)	Number of shares	Ratio(%)
Minority Shareholders	57,398	99.97%	257,034,822	38.01%

2.	Stock Price and Stock Market Performance

a.	Domestic Stock Market

(units: Won, shares)

Period		July 2015	August 2015	September 2015	October 2015	November 2015	December 2015
Common Stock	High	9,740	9,580	9,520	9,990	10,150	9,530
	Low	8,920	8,840	8,920	9,300	9,450	8,820
	Average	9,283	9,268	9,228	9,714	9,768	9,134
Monthly Trade Volume	High	8,569,393	3,248,505	2,775,893	3,275,214	2,702,532	2,977,745
	Low	1,355,961	667,076	714,900	820,000	744,433	869,574
	Monthly Total	59,561,431	37,075,100	27,385,318	36,207,399	28,012,287	33,833,030

*	Source: KRX KOSPI Market
*	Share prices are based on closing prices.

b.	Foreign Stock Market (NYSE)

(units: US Dollars, ADRs)

Period		July 2015	August 2015	September 2015	October 2015	November 2015	December 2015
ADR	High	26.01	24.91	24.69	26.5	26.79	24.74
	Low	22.73	22.03	22.08	24.02	24.34	22.47
	Average	24.18	23.62	23.28	25.45	25.52	23.30
Won Conversion	High	29,092	29,003	29,193	29,979	30,463	28,641
	Low	26,419	26,260	26,222	28,593	28,458	26,458
	Average	27,645	27,851	27,581	29,219	29,398	27,308
Monthly Trade Volume	High	82,100	23,500	50,500	103,100	40,400	47,100
	Low	200	500	700	—	900	1,000
	Monthly Total	140,900	118,500	105,800	208,600	125,700	146,300

*	Source: standard trading rate (daily and monthly average) (Seoul Money Brokerage, www.smbs.biz)
*	One ADR represents three common shares.
*	Share prices are based on closing prices.

VII.	Directors and Employee Information

1.	Directors

As of December 31, 2015

Position		Name	Common Stock Owned	Expiration of Term
President	Registered	Kwang-Goo Lee	21,251	December 30, 2016
Standing Member of Audit Committee	Registered	Soo-Kyung Chung	—	December 30, 2016
Outside Director	Registered	Il-Hwa Hong	—	Note 1)
Outside Director	Registered	Hesuk Chun	—
Outside Director	Registered	Han-Gi Jung	—
Outside Director	Registered	Sang-Keun Oh	—
Outside Director	Registered	Kang-Shik Choi	—
Outside Director	Registered	Sungsoo Koh	—
Executive Vice President	Non-Registered	Dong-Gun Lee	10,000	December 30, 2016
Executive Vice President	Non-Registered	Seung-Gyu Kim	18,943	March 31, 2016
Executive Vice President	Non-Registered	Ki-Myung Nam	8,049	December 30, 2016
Executive Vice President	Non-Registered	Tae-Seung Sohn	12,296	December 30, 2016
Executive Vice President	Non-Registered	Won-Jai Jeong	17,683	June 13, 2016
Executive Vice President	Non-Registered	Woo Seok Chae	37,967	September 3, 2016
Executive Vice President	Non-Registered	Dong-Bin Lee	17,153	March 19, 2016
Executive Vice President	Non-Registered	Hong-Hee Kim	—	December 3, 2016
Executive Vice President	Non-Registered	Jung-Hoon Choi	—	December 3, 2016
Executive Vice President	Non-Registered	Jae-Hyun Cho	8,000	December 3, 2016
Executive Vice President	Non-Registered	Hong-Koo Kim	15,183	September 3, 2016
Executive Vice President	Non-Registered	Jai-Won Kim	12,972	December 3, 2016
Managing Director	Non-Registered	Jeong-Jin Heo	9,000	December 3, 2017
Managing Director	Non-Registered	Seong-Il Park	7,500	December 3, 2017
Managing Director	Non-Registered	Hyeong-Min Park	10,894	December 7, 2017
Managing Director	Non-Registered	Hyun-Seok Shin	12,525	December 3, 2017

Note 1) End of Term

- Date of the 2016 annual general meeting of shareholders : Sang-Keun Oh, Kang-Shik Choi

- Date of the 2017 annual general meeting of shareholders : Il-Hwa Hong, Hesuk Chun, Han-Gi Jung, Sungsoo Koh, Joon-Ki Kim

Note 2) On November 3, 2015, non-standing director Joon-Ki Kim resigned for personal reasons

Note 3) Changes after December 31, 2015

- March 25, 2016 : Resignation of outside directors (Sang-Keun Oh, Kang-Shik Choi), appointment of new outside directors (Ho-Geun Lee, Sung-Yong Kim), appointment of new non-standing director (Kwang-Woo Choi), appointment of standing directors (Dong-Gun Lee, Ki-Myung Nam)

2.	Employee Status

As of December 31, 2015	(units: persons, millions of Won)

	Staff				Average Tenure Years	Cumulative Compensation	Average Compensation Per Person	Note
	Regular	Contract	Others	Total
Total	15,270	580	—	15,850	16.4	1,233,810	78

3.	Directors’ Compensation

As of December 31, 2015	(units: persons, millions of Won)

Items	Number of Persons	Total Compensation	Average Compensation Per Director	Note
Registered Directors	2	959	480
Outside Directors	4	167	42
Audit Committee Members	6	437	73

*	Number of persons : includes the outside directors and audit committee members that resigned in 2015 (as of December 31, 2015, there is one registered director, three outside directors and four members of the Audit Committee/auditors)
*	Total compensation : cumulative amount paid from January to December of 2015

VIII.	Related Party Transactions

Extensions of Credit to Major Shareholders, Etc.

As of December 31, 2015	(unit: millions of Won)

Name	Item	Current Balance	Origination Date	Maturity Date
Korea Deposit Insurance Corporation	Loans	250,000	March 8,2012	August 29, 2016
	Loans	500,000	August 30, 2011	August 29, 2016
	Bonds	510,000	June 23, 2011, etc.	January 22, 2018, etc.
	Bonds	30,000	July 8, 2014, etc.	July 8, 2017, etc.
Woori Investment Bank	Loans	25,000	July 3, 2014	June 30, 2016
	CMA	50,000	September 24, 2015	June 30, 2016
Woori Card	Loans	250,000	April 1, 2013	March.3, 2016
Woori P&S	Loans	10,375	March 7, 2011	March 8, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Bank
(Registrant)

Date: March 30, 2016	By:	/s/ Seung-Gyu Kim
(Signature)

Name: Seung-Gyu Kim
Title: Executive Vice President